As filed with the Securities and Exchange Commission on October 7, 2025

Securities Act File No. 333-288532

Investment Company Act File No. 811-05410

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

Registration Statement

under

the Securities Act of 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

and/or

Registration Statement

Under

the Investment Company Act of 1940	☒
Amendment No. 9	☒

Saba Capital Income & Opportunities Fund

(Exact Name of Registrant as Specified In Charter)

405 Lexington Avenue, 58th Floor

New York, New York 10174

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (212) 542-4644

Michael D’Angelo

Saba Capital Income & Opportunities Fund

405 Lexington Avenue

New York, New York 10174

(Name and Address of Agent For Service)

Copies of information to:

George Silfen

Alston & Bird LLP

90 Park Avenue

New York, New York 10016

Approximate Date of Commencement of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box ☐

If any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan, check the following box ☒

If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box ☒

If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box ☐

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☒	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-288532.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☒	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities and Exchange Act of 1934).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-288532 and 811-05410) of Saba Capital Income & Opportunities Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

Other Information

Item 25.	Financial Statements And Exhibits

The agreements included or incorporated by reference as exhibits to this Registration Statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Registration Statement not misleading.

(1)	Financial Statements

Included in Part A:

Financial Highlights for the year(s) ended October 31, 2024 and the semi-annual period ended April 30, 2025.

Included in Part B:

Audited financial statements and financial highlights for the fiscal year ended October 31, 2024 and related Report of Independent Registered Public Accounting Firm are incorporated herein by reference to the October 31, 2024 Annual Report. Unaudited financial statements and financial highlights for the period ended April 30, 2025 are incorporated herein by reference to the April 2025 Semi-Annual Report.

(2)	Exhibits

(a)(1)	Agreement and Declaration of Trust dated December 2, 1987 - Incorporated herein by reference to Amendment No. 20 to Registrant’s Registration Statement under the Investment Company Act of 1940 (the “Investment Company Act”) on Form N-2 (File No. 811-5410), filed on September 16, 1996.

(i)	Amendment effective April 12, 1996 to the Agreement and Declaration of Trust dated December 2, 1987 - Incorporated herein by reference to Amendment No. 20 to Registrant’s Registration Statement under the Investment Company Act on Form N-2 (File No. 811-5410), filed on September 16, 1996.

(ii)	Amendment, effective November 16, 1998, to the Agreement and Declaration of Trust dated December 2, 1987 - Incorporated herein by reference to Amendment No. 29 to Registrant’s Registration Statement under the Investment Company Act on Form N-2 (File No. 811-5410), filed on December 2, 1998.

(iii)	Amendment, dated October 20, 2000, to the Agreement and Declaration of Trust dated December 2, 1987 - Incorporated herein by reference to Amendment No. 38 to Registrant’s Registration Statement under the Investment Company Act on Form N-2 (File No. 811-5410), filed on October 23, 2000.

(iv)	Amendment, effective March 1, 2002, to the Agreement and Declaration of Trust dated December 2, 1987 - Incorporated herein by reference to Amendment No. 45 to Registrant’s Registration Statement under the Investment Company Act on Form N-2 (File No. 811-5410), filed on April 30, 2002.

(v)	Amendment to the Agreement and Declaration of Trust dated June 11, 2010 - Incorporated herein by reference to Amendment No. 85 to the Registrant’s Registration Statement under the Investment Company Act on Form N-2 (File No. 811-5410), filed on April 27, 2011.

(vi)	Amendment to the Agreement and Declaration of Trust dated January 23, 2014 - Incorporated herein by reference to Amendment No. 100 to the Registrant’s Registration Statement under the Investment Company Act on Form N-2 (File No. 811-5410), filed on June 24, 2014.

(b)(1)	Amended and Restated By-Laws - Incorporated herein by reference to exhibit (b) of the Registrant’s Registration Statement on Form N-2 (File No. 811-05410) filed on June 26, 2020.

(b)(2)	Amended and Restated By-Laws, dated August 5, 2020 – Incorporated herein by reference to exhibit (b) of the Registrant’s Registration Statement under the Investment Company Act on Form N-2 (File No. 811-05410) filed on July 3, 2025.

(c)	Not Applicable.

(d)(1)	Form of Subscription Certificate – filed herein.

(d)(2)	Form of Notice of Guaranteed Delivery – filed herein.

(e)	Shareholder Reinvestment Program – Incorporated herein by reference to exhibit (e) of the Registrant’s Amendment No. 1 to the Registration Statement under the Investment Company Act on Form N-2 (File No. 811-05410) filed on September 18, 2025.

(f)	Not Applicable.

(g)(1)	Investment Management Agreement between Saba Capital Income & Opportunities Fund and Saba Capital Management, L.P., dated May 21, 2021 – Incorporated herein by reference to exhibit (g)(1) of the Registrant’s Amendment No. 1 to the Registration Statement under the Investment Company Act on Form N-2 (File No. 811-05410) filed on September 18, 2025.

(h)	Not Applicable.

(i)	Not Applicable.

(j)(1)	Custodian and Investment Accounting Agreement between Registrant and State Street Bank and Trust Company effective November 1, 2001 - Incorporated herein by reference to Amendment No. 57 to Registrant’s Registration Statement under the Investment Company Act on Form N-2 (File No. 811-5410), filed on June 28, 2004.

(i)	First Amendment, dated March 1, 2002, to the Custodian and Investment Accounting Agreement between Registrant and State Street Bank and Trust Company effective November 1, 2001 - Incorporated herein by reference to Amendment No. 57 to Registrant’s Registration Statement under the Investment Company Act on Form N-2 (File No. 811-5410), filed on June 28, 2004.

(ii)	Second Amendment dated October 1, 2007 to the Custodian and Investment Accounting Agreement between Registrant and State Street Bank and Trust Company effective November 1, 2001 - Incorporated herein by reference to Amendment No. 73 to Registrant’s Registration Statement under the Investment Company Act on Form N-2 (File No. 811-5410), filed on June 27, 2008.

(iii)	Third Amendment, dated August 2, 2010, to the Custodian and Investment Accounting Agreement between Registrant and State Street Bank and Trust Company effective November 1, 2001- Incorporated herein by reference to Amendment No. 85 to the Registrant’s Registration Statement under the Investment Company Act on Form N-2 (File No. 811-5410), filed on April 27, 2011.

(j)(2)	Custody Agreement between Registrant and the Bank of New York Mellon, dated June 4, 2021 – Incorporated herein by reference to exhibit (j)(2) of the Registrant’s Amendment No. 1 to the Registration Statement under the Investment Company Act on Form N-2 (File No. 811-05410) filed on September 18, 2025.

(i)	Amendment, dated February 8, 2022, to the Custody Agreement, dated June 4, 2021- Incorporated herein by reference to exhibit (j)(2)(i) of the Registrant’s Amendment No. 1 to the Registration Statement under the Investment Company Act on Form N-2 (File No. 811-05410) filed on September 18, 2025.

(k)(1)	Services Agreement between Registrant and ALPS Fund Services, Inc. and DST Asset Manager Solutions, Inc., dated June 4, 2021 – Incorporated herein by reference to exhibit (k)(1) of the Registrant’s Amendment No. 1 to the Registration Statement under the Investment Company Act on Form N-2 (File No. 811-05410) filed on September 18, 2025.

(k)(2)	Credit Agreement between Registrant and Toronto-Dominion Bank, New York Branch dated June 20, 2021 – Incorporated herein by reference to exhibit (k)(2) of the Registrant’s Amendment No. 1 to the Registration Statement under the Investment Company Act on Form N-2 (File No. 811-05410) filed on September 18, 2025.

(i)	Amendment No. 10, dated January 17, 2025, to the Credit Agreement dated June 20, 2021 – Incorporated herein by reference to exhibit (k)(2)(i) of the Registrant’s Amendment No. 1 to the Registration Statement under the Investment Company Act on Form N-2 (File No. 811-05410) filed on September 18, 2025.

(k)(3)	Subscription Agent Agreement – filed herein.

(k)(4)	Information Agent Agreement – filed herein.

(l)	Opinion and Consent of Counsel – Incorporated herein by reference to exhibit (l) of the Registrant’s Amendment No. 1 to the Registration Statement under the Investment Company Act on Form N-2 (File No. 811-05410) filed on September 18, 2025.

(m)	Not Applicable.

(n)	Consent of Registered Public Accounting Firm – Incorporated herein by reference to exhibit (n) of the Registrant’s Amendment No. 1 to the Registration Statement under the Investment Company Act on Form N-2 (File No. 811-05410) filed on September 18, 2025.

(o)	Not Applicable.

(p)	Certificate of Initial Capital - Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant’s initial registration statement on form N-2 (File No. 33- 18886), filed on January 22, 1988.

(q)	Not Applicable.

(r)(1)	Code of Ethics of Saba Capital Income & Opportunities Fund – Incorporated herein by reference to exhibit (r)(1) of the Registrant’s Amendment No. 1 to the Registration Statement under the Investment Company Act on Form N-2 (File No. 811-05410) filed on September 18, 2025.

(r)(2)	Code of Ethics of Saba Capital Management, L.P. – Incorporated herein by reference to exhibit (r)(2) of the Registrant’s Amendment No. 1 to the Registration Statement under the Investment Company Act on Form N-2 (File No. 811-05410) filed on September 18, 2025.

(s)	Calculation of Filing Fee Table – Incorporated herein by reference to exhibit (s) of the Registrant’s Amendment No. 1 to the Registration Statement under the Investment Company Act on Form N-2 (File No. 811-05410) filed on September 18, 2025.

(t)	Powers of Attorney – Incorporated herein by reference to exhibit (t) of the Registrant’s Amendment No. 1 to the Registration Statement under the Investment Company Act on Form N-2 (File No. 811-05410) filed on September 18, 2025.

Item 26.	Marketing Arrangements

The information contained under the section entitled “Plan of Distribution” in the Prospectus is incorporated by reference, and any information concerning any underwriters will be contained in the accompanying Prospectus Supplement, if any.

Item 27.	Other Expenses Of Issuance And Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

SEC registration fee	$18,333.73
NYSE listing fee	2,500
Accounting fees and expenses	10,000
Legal fees and expenses	$325,000
FINRA fee	0.00
Total	$355,833.73	(1)

(1)	Estimate is based on the aggregate estimated expenses to be incurred during a three year shelf offering period.

Item 28.	Persons Controlled By Or Under Common Control With The Registrant

The following table sets forth all persons that are controlled by or under common control with the Registrant:

Name	Controlling Person	Percentage
BRW SPV I	Saba Capital Income & Opportunities Fund	100%
BRW SPV II	Saba Capital Income & Opportunities Fund	100%

Item 29.	Number Of Holders Of Shares
As of April 30, 2025:	1,730

Title Of Class	Number Of Record Holders
Common Shares of Beneficial Interest	1,730

Item 30.	Indemnification

Registrant’s Agreement and Declaration of Trust generally provides that the Fund shall indemnify each of its Trustees and officers (including persons who serve at the Trust’s request as directors, officers, or trustees of another organization in which the Fund has any interest as a shareholder, creditor, or otherwise) (“Covered Persons”) against all liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees reasonably incurred in connection with the defense or disposition of any action, suit, or other proceeding, whether civil or criminal, by reason of being or having been such a Covered Person except with respect to any matter as to which such Covered Person shall have been finally adjudicated: (a) not to have acted in good faith in the reasonable belief that such Covered Person’s action was in the best interest of the Trust; or (b) to be liable to the Fund or its shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties involved in the conduct of such Covered Person’s office. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of the Registrant of expenses incurred or paid by a Trustee, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such Trustee, officer, or controlling person in connection with the securities being registered, the Registrant will submit, unless in the opinion of its counsel the matter has been settled by controlling precedent, to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.	Business And Other Connections Of Investment Advisor

Information as to the Trustees and officers of the Adviser, together with information as to any other business, profession, vocation, or employment of a substantial nature engaged in by the directors and officers of the Adviser in the last two years, is included in its application for registration as an investment adviser on Form ADV (File No. 801-71740) filed under the Investment Advisers Act of 1940, as amended (“Advisers Act”), and is incorporated herein by reference thereto.

Item 32.	Location Of Accounts And Records

Omitted pursuant to the Instruction of Item 32 of Form N-2.

Item 33.	Management Services

Not Applicable

Item 34.	Undertakings

(1) The Registrant undertakes to suspend the Offer until the prospectus is amended if: (a) subsequent to the effective date of this registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of this registration statement; or (b) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus included in this registration statement.

(2) Not applicable.

(3) The securities being registered will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933. Accordingly, the Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b)	that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)	that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(1) if the Registrant is relying on Rule 430B [17 CFR 230.430B]:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933; (2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant; (3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4)    If applicable:

(a)	For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(7) The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information constituting Part B of this Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Fund has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York, on the 7th day of October, 2025.

SABA CAPITAL INCOME & OPPORTUNITIES FUND

By:	/s/ Paul Kazarian
Paul Kazarian
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on the 7th day of October, 2025.

Signature	Title

/s/ Paul Kazarian	Chief Executive Officer
Paul Kazarian

/s/ Troy Statczar	Principal Financial Officer, Treasurer
Troy Statczar

/s/ Andrew Kellerman*	Trustee
Andrew Kellerman

/s/ Thomas Bumbolow*	Trustee
Thomas Bumbolow

/s/ Karen Caldwell*	Trustee
Karen Caldwell

/s/ Ketu Desai*	Trustee
Ketu Desai

/s/ Anatoly Nakum*	Trustee
Anatoly Nakum

*By:	/s/ Michael D’Angelo
(Michael D’Angelo, Attorney-In-Fact)

EXHIBIT INDEX

Exhibit Number	Description

(d)(1)	Form of Subscription Certificate

(d)(2)	Form of Notice of Guaranteed Delivery

(k)(3)	Subscription Agent Agreement

(k)(4)	Information Agent Agreement